Amy Latkin

Vice President and Associate General Counsel

w: 212.224.1840

April 17, 2020

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Attn: Ms. Jennifer Hardy

Re: Post-Effective Amendment No. 53 under the Securities Act of 1933 and No. 167 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File Nos. 33-11023, 811-03996)

Dear Ms. Hardy,

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me and Scott Rothstein on April 7, 2020, concerning Post-Effective Amendment No. 53 under the Securities Act of 1933, as amended, and Amendment No. 167 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Separate Account No. 2 on February 24, 2020.

Set forth below are your comments with Mutual of America’s response immediately following each comment.  As discussed in our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2020.

General Comments

Comment 1	These comments also apply to the N-4s for the 457 contracts, the IRA and FPA contracts, and TDA and VEC contracts, as applicable.
Response 1	We applied these comments to the other N-4s, as applicable.

Comment 2	Please provide any bracketed information along with your response to the Staff comments on Edgar.
Response 2	All bracketed information will be updated and included in the 485(b) filing.

Comment 3

Please make sure your response includes the disclosure changes you intend to make in response to Staff comments. This can be done either by including in your correspondence filing the pages of the registration statement with the revised disclosure, or by clearly indicating in the correspondence the revised disclosure.

Response 3	All disclosure changes we to intend to make are discussed in this letter.

Comment 4	Please make sure that you provide hyperlinks for all exhibits and any information incorporated by reference pursuant to the FAST Act.
Response 4	Hyperlinks for all exhibits and information incorporated by reference will be included in the 485(b) filing.

Comment 5	Please note where a comment is made in one section of the registration statement, such comment is applicable to all similar disclosures appearing elsewhere in the registration statement.
Response 5	We will apply Staff comments to all sections of the prospectus, as applicable.

Comment 6

The prospectus states that the registrant guarantees that it will make the payment according to the form of annuity selected, and that its guarantee of payment is subject to its financial strength and claims-paying ability obligations, and it states that participants should consider the company’s claims-paying ability and financial strength when allocating amounts to the General Account.

Given the significant market events that have occurred as a result of the COVID-19 pandemic since the post-effective amendment was filed, please consider whether this disclosure should be revised based on how these events could affect the company’s financial strength and claims-paying ability, including the ability to timely process claims.

If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response 6

Mutual of America does not intend to change the referenced disclosure, as it does not believe that the COVID-19 pandemic will materially impact the Company’s financial strength or claims-paying ability.  Mutual of America entered the pandemic with a Risk Based Capital (RBC) ratio of almost 400%, making it extremely well capitalized and able to sustain any reasonably likely scenario as the impact of the pandemic develops.  As a New York domestic mutual life insurance company, the Company is regulated by the New York State Department of Financial Services (“DFS”), which requires rigorous capital testing to ensure the solvency of the Company under a variety of stressed scenarios, all of which have demonstrated the sufficiency of the Company’s reserves. This conclusion is also supported by testing performed by the Company in connection with its own risk and solvency assessment processes, as required by the DFS, using scenarios involving market corrections similar to, and more extreme than, market activity arising out of the pandemic.  With regard to the ability to timely process claims, the Company has effectively implemented its Business Continuity Plan, with most employees performing their normal duties remotely, and the Company is, and expects to remain, fully operational at all times.

Prospectus Comments

Comment 1	Cover page: With respect to the listing of the mutual funds that the Separate Account invests in, is there a new name for the Oppenheimer portfolio due to its merger with Invesco?
Response 1	Throughout the registration statement, the name of the Oppenheimer portfolio will be updated to “Invesco Oppenheimer V.I. Main Street Fund® ”.

Comment 2	Example Based on Maximum Costs: The disclosure states expenses during 2018. Change to 2019.
Response 2

The disclosure will be updated to state:

“This example also assumes the maximum fees and expenses of the Underlying Funds during 2019, with the maximum Annual Contract Fee and the maximum Separate Account Annual Expenses shown in the Table of Expenses.”

Comment 3

Standard Fees and Maximum Fees:

The disclosure states:

“The maximum Separate Account charges that may be charged under the Contracts are 2.00% (1.50% for Contracts issued in Maryland).”

Please tell us why the disclosure regarding Maryland was added.

Response 3	When the Company’s contracts were filed for approval, the Maryland Insurance Administration required the Company to limit Separate Account Charges to 1.50% on contracts issued in that state.

Comment 4	Other Underlying Funds: Update the name of the Oppenheimer portfolio.
Response 4	Throughout the registration statement, the name of the Oppenheimer portfolio will be updated to “Invesco Oppenheimer V.I. Main Street Fund® ”.

Comment 5

Page 20 states:

“Eligibility for Reduced Fees will be lost irrespective of the amount of a Plan’s assets, if the Plan at any time stops remitting Contributions or does not use the online retirement plan administration system provided by us or a subsidiary. Eligibility for Reduced Fees is determined for new Plans on the date the Plan’s assets are received by the Company and we begin providing administrative services.” (New language underlined.)

Does the new language apply to existing participants?

Please also disclose when the change is effective if a plan loses eligibility for reduced rates as described here.

Response 5

The only change to the disclosure is a non-substantive change to the description of the Company’s online retirement plan administration system.

Loss of eligibility for reduced fees is effective for the following calendar quarter, which is already disclosed in the prior paragraph in the prospectus, which states:

“After a Plan becomes eligible for the Reduced Fee, it must maintain total assets in the Contract of at least the amount indicated as ‘Minimum Total Assets to Remain Eligible’ in the above chart as of the last Valuation Day of a calendar quarter to remain eligible for the Reduced Fee for the following calendar quarter.”

Comment 6

Separate Account Charge Reduction – Certain National Accounts

The second sentence states:

“If the national account has member agencies with total assets in their Contracts, including the Separate Account and the General Account, of at least $325 million as of the last Valuation Day of a calendar quarter, initially or when being reconsidered after losing eligibility, and meets the other criteria discussed in this paragraph, the Contracts will become eligible for the National Account Reduced Separate Account Annual Expenses as set forth below.”

When do you reconsider after losing eligibility and when does the new reduction kick in again?  Please disclose.

Response 6

Disclosure of eligibility for the Separate Account Charge Reduction and the timing for the commencement of the reduction are disclosed in the prior paragraph in the prospectus.  We have revised the language as noted to make it more clear that the reduction begins as of the following calendar quarter:

“If the national account has member agencies with total assets in their Contracts, including the Separate Account and the General Account, of at least $325 million as of the last Valuation Day of a calendar quarter, initially or when being reconsidered after losing eligibility, and meets the other criteria discussed in this paragraph, the Contracts will become eligible for the National Account Reduced Separate Account Annual Expenses as of the following calendar quarter as set forth below.” (New language underlined.)

Comment 7

Minimum Required Distributions

The new disclosure states:

“Beginning in 2020, you generally must begin taking distributions of Account Value by April 1 of the year following the year you reach age 72, unless you are still employed (subject to certain restrictions if you own 5% or more of the Plan
Sponsor). A Plan, however, may require you if you are still employed to begin receiving minimum distributions at age 72. If you reached age 70 1/2 during a year prior to 2020, you were required to begin taking distributions of Account Value by April 1 of the year following the year you reached age 70 1/2.”

Are people who turn age 70 ½ before 2020 still required to take required minimum distributions if they are under age 72 on December 31, 2019?

Response 7

No distributions of Account Value are required in 2020, therefore we revised the disclosure as indicated:

“Under the Coronavirus Aid, Recovery, and Economy Security Act (“CARES Act”), no distributions of Account Value are required in 2020.  Beginning in 2021, you generally must begin taking distributions of Account Value by April 1 of the year following the year you reach age 72, unless you are still employed (subject to certain restrictions if you own 5% or more of the Plan Sponsor). A Plan, however, may require you if you are still employed to begin receiving minimum distributions at age 72. If you reached age 70 1/2 during a year prior to 2020, you were required to begin taking distributions of Account Value by April 1 of the year following the year you reached age 70 1/2. However, as noted above, the CARES Act waived all minimum required distributions for 2020.” (New language underlined.)

Comment 8

Statement of Additional Information

Independent Registered Public Accounting Firm

The language in the section has not been correctly updated for 2019.

Please confirm that all financials will be updated as of 12/31/19 in the 485(b) and please comply in all N-4s.

Response 8	The section will be updated for 2019. All financials will be updated as of 12/31/19 in the 485(b) filings for all N-4s.

Comment 9	Include the required Statement of Change in Capital for three years.

Response 9

The Consolidated Statement of Operations and Surplus contains a 3-year exhibit of the Changes in Surplus for Mutual of America Life Insurance Company. As these are statutory financial statements, surplus is the equivalent of a GAAP company’s Capital. Therefore, the financial statements provided include the 3-year exhibit of the Sponsor’s change in capital.

Comment 10	Signature page The registration statement must be signed by the Chief Accounting Officer or Comptroller.
Response 10	The registration statement is signed by the Chief Financial Officer, who is the registrant’s Chief Accounting Officer.

Mutual of America believes that it has responded fully to each of the comments received from the Commission staff.  If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience.  We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

cc:  Scott H. Rothstein, Esq.

Mutual of America Life Insurance Company                   320 Park Avenue, New York, NY 10022-6839 mutualofamerica.com